

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 31, 2011

Via Email
Eric Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> Re: **Cracker Barrel Old Country Store, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed October 25, 2011**
> **File No. 1-25225**

Dear Mr. Robinson:

We have reviewed your filing and have the following comments.

PRER 14A

General Information, page 1

How did the company perform in 2011?

1. Please provide supplemental support for statements made in all the bullet points listed, other than bullet points 9,10, and 11. Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

2. Please refer to our comment above. You define the "return on invested capital" or ROIC financial metric on page 16. Supplementally advise us whether the methodology you use to calculate ROIC is consistent with industry practice. Further, in order to facilitate a shareholder's understanding of the metric, clarify whether ROIC is calculated in the same manner from year to year such that one can compare changes in ROIC from year to year.

3. Please provide support for the statement that the 11 new stores, as a group,

exceeded projections. Also, explain what percentage of the new group exceeded projections in order to provide further context to your disclosure.

4. We partially reissue prior comment 8. Please specify the industry or types of companies to which Mr. Dale has provided consulting services.

*　　*　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc:　Scott W. Bell, Esq.
　　　Bass, Berry & Sims PLC